Vanguard Total International Stock Index Fund
Supplement to the Prospectus and Summary Prospectus for Investor Shares and Admiral Shares
New Target Index
Effective immediately, Vanguard Total International Stock Index Fund has begun tracking its new target index, the FTSE Global All Cap ex US Index, as previously approved by the Fund's board of trustees. The board believes that the new index is well-constructed and offers comprehensive coverage of the Fund?s market segment. In addition, Vanguard's agreement with the new index provider may result in considerable savings to shareholders over time in the form of lower expense ratios.
The new index measures the same market segment as the previous index, so the investment objective and risks described in the Fund?s current prospectus will not change. The Fund's new target index could provide different investment returns (either lower or higher) or different levels of volatility from those of the previous index.
Prospectus and Summary Prospectus Text Changes
The paragraph under "Primary Investment Strategies" is replaced with the following:
The Fund employs an indexing investment approach designed to track the performance of the FTSE Global All Cap ex US Index, a free-float-adjusted market-capitalization-weighted index designed to measure equity market performance of companies located in developed and emerging markets, excluding the United States. The Index includes more than 5,300 stocks of companies located in 46 countries. As of April 30, 2013, the largest markets covered in the Index were Japan, the United Kingdom, Canada, Australia, and France (which made up approximately 16.1%, 14.8%, 7.1%, 6.5%, and 5.8%, respectively, of the Index's market capitalization). The Fund invests all, or substantially all, of its assets in the common stocks included in its target index.
The paragraph under "Annual Total Returns" is replaced with the following: The following bar chart and table are intended to help you understand the risks of investing in the Fund. The bar chart shows how the performance of the Fund's Investor Shares has varied from one calendar year to another over the periods shown. The table shows how the average annual total returns of the share classes presented compare with those of a relevant market index and other comparative indexes, which have investment characteristics similar to those of the Fund. Returns for the MSCI indexes shown are adjusted for withholding taxes. Keep in mind that the Fund's past performance (before and after taxes) does not indicate how the Fund will perform in the future. Updated performance information is available on our website at vanguard.com/performance or by calling Vanguard toll-free at 800-662-7447.
The following credit line is added:
Vanguard Total International Stock Index Fund (the "Fund") is not in any way sponsored, endorsed, sold, or promoted by FTSE International Limited ("FTSE") or the London Stock Exchange Group companies ("LSEG") (together the "Licensor Parties"), and none of the Licensor Parties make any claim, prediction, warranty, or representation whatsoever, expressly or impliedly, either as to (i) the results to be obtained from the use of the FTSE Global All Cap ex US Index (the "Index") (upon which the Fund is based), (ii) the figure at which the Index is said to stand at any particular time on any particular day or otherwise, or (iii) the suitability of the Index for the purpose to which it is being put in connection with the Fund. None of the Licensor Parties have provided or will provide any financial or investment advice or recommendation in relation to the Index to Vanguard or to its clients. The Index is calculated by FTSE or its agent. None of the Licensor Parties shall be
(a) liable (whether in negligence or otherwise) to any person for any error in the Index or (b) under any obligation to advise any person of any error therein. All rights in the Index vest in FTSE.
"FTSE" is a trademark of LSEG and is used by FTSE under licence.
Prospectus Text Changes
The following replaces similar text in the More on the Funds section under the heading "Market Exposure":
The Developed Markets Index Fund invests all, or substantially all, of its assets in the stocks included in the FTSE Developed ex North America Index. The Total International Stock Index Fund invests all, or substantially all, of its assets in the stocks included in the FTSE
Global All Cap ex US Index. Within the same section, the following replaces similar text: Total International Stock Index Fund. The Fund invests all, or substantially all, of its assets in the stocks held in the FTSE Global All Cap ex US Index. As of April 30, 2013, the approximate allocation of the Index was as follows: 43.1% in the European region, 26.7% in the Pacific region, 22.6% in emerging markets, and 7.3% in Canada. The Index includes stocks of small-, mid-, and largecapitalization companies. As of April 30, 2013, the Index had an asset-weighted median market capitalization of $24.5 billion. Vanguard Total International Stock Index Fund (the "Fund") is not in any way sponsored, endorsed, sold, or promoted by FTSE International Limited ("FTSE") or the London Stock Exchange Group companies ("LSEG") (together the "Licensor Parties"), and none of the Licensor Parties make any claim, prediction, warranty, or representation whatsoever, expressly or impliedly, either as to (i) the results to be obtained from the use of the FTSE Global All Cap ex US Index (the "Index") (upon which the Fund is based), (ii) the figure at which the Index is said to stand at any particular time on any particular day or otherwise, or (iii) the suitability of the Index for the purpose to which it is being put in connection with the Fund. None of the Licensor Parties have provided or will provide any financial or investment advice or recommendation in relation to the Index to Vanguard or to its clients. The Index is calculated by FTSE or its agent. None of the Licensor Parties shall be (a) liable (whether in negligence or otherwise) to any person for any error in the Index or (b) under any obligation to advise any person of any error therein. All rights in the Index vest in FTSE. ?FTSE?? is a trademark of LSEG and is used by FTSE under licence.
2013 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 113 062013